Exhibit 99.1

Third Quarter 2020 Financial Results

Safe-T Announces Record Revenue of $3,591,000 for the First Nine Months of 2020,
Presenting Growth of 65% Compared to the Equivalent Period in 2019

HERZLIYA, Israel, November 25, 2020 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of secure access solutions for on-premise and hybrid cloud environments, today announced its financial results for the nine and three month periods ended September 30, 2020.

Revenues for the first nine months of 2020 totaled $3,591,000, an increase of 65% compared to $2,170,000 in the first nine months of 2019. Revenues for the three-month period ended September 30, 2020 reached a record high and totaled $1,426,000, an increase of 6% compared to $1,349,000 in the three-month period ended September 30, 2019.

The Company’s cash balance at the end of the quarter was $13,841,000.

Shachar Daniel, Chief Executive Officer, commented on the results: “The last quarter was a very successful one for us. We continued to receive great feedback from the Zero Trust market for the uniqueness, the potential, and the growing need for our Zone Zero solutions. Over the last quarter we have continued to strive towards achieving our goals: (i) accelerating market awareness; (ii) reaching the next stage with our global partners network and further educating them about our products while supporting them with the initial end-customers’ implementations; and (iii) expanding our market opportunity with our IP proxy products, by developing a set of capabilities that will allow us to lead the market. In addition, we are going forward and examining potential M&A targets that could strengthen our capabilities and offerings to the markets in which we operate.”

Mr. Daniel concluded” “This quarter was characterized by extensive progress in all major areas, including towards achieving major milestones for scaling up revenues in the upcoming quarters. Over the period we learned that Remote Access is here to stay, and we have the right technology to disrupt this market.”

Third Quarter and Recent Business Developments:

●	On November 6, 2020, Safe-T presented a breakthrough in the new version of its Zero Trust Remote Access Solution. The Company achieved a significant milestone with its Zero Trust ZoneZero™ solution having now been deployed by multiple Asian leading channels ready to market it to their customers.

●	Significant expansion in the Company's global partners network, including agreements with leading international and regional resellers such as Softprom Distribution GmbH (Central and Eastern Europe, CIS countries), HTC Global Services (India and U.S.) and iValue InfoSolutions PVT (India).

●	On August 24, 2020, NetNut Ltd., a wholly-owned subsidiary of the Company, has launched its Dynamic Residential Proxy network in Europe and Asia.

●	On July 22, 2020, the Company completed a registered direct offering of ADSs and pre-funded warrants with gross proceeds of approximately $5,907,000.

●	Between July 1, 2020 and August 28, 2020, 739,000 warrants from the Company’s April 23, 2020 underwritten public offering were exercised, for an aggregate of $887,000, in addition to the exercise of 435,000 pre-funded warrants from the Company’s July 2020 registered direct offering.

Financial Results for the Nine Months Ended September 30, 2020:

●	Total revenues amounted to $3,591,000 (First nine months of 2019: $2,170,000). The increase in revenues is due to the consolidation of revenues generated by NetNut throughout the entire period compared to the consolidation in 2019 which occurred only from NetNut’s acquisition on June 12, 2019 until the period ended September 30, 2019. The increase was partially offset by a reduction in sales of the Secure Data Exchange (SDE) product, as part of the Company’s strategic plan to focus on the Software Defined Perimeter (SDP) market with its Zero-Trust solutions.

●	Cost of revenues totaled $1,688,000 (First nine months of 2019: $1,020,000). The increase is mainly due to the consolidation of NetNut’s cost of revenues, as well as amortization of NetNut’s intangible assets, partially offset by a decrease of costs resulting from the streamlining of support and post sales teams in the cyber business.

●	Research and development (R&D) expenses totaled $1,448,000 (First nine months of 2019: $1,936,000). The decrease is due to a significant reduction in the SDE solution development costs, partially offset by the consolidation of NetNut’s development costs and subcontractors’ costs related to the new Zero Trust solutions.

●	Sales and marketing expenses totaled $2,895,000 (First nine months of 2019: $2,687,000). The increase is primarily attributed to consolidation of NetNut’s sales and marketing costs, partially offset by efficiency measures and cost reductions in overall sales, professional and marketing costs of the cyber business.

●	General and administrative expenses (G&A) totaled $2,908,000 (First nine months of 2019: $2,457,000). The increase is mainly due to the consolidation of NetNut’s general and administrative costs, and an increase in professional fees costs and salaries, partially offset by a reduction in share-based payments.

●	IFRS net loss totaled $2,836,000, or $0.01 basic loss per ordinary share (First nine months of 2019: loss of $1,706,000, or $0.22 basic loss per ordinary share).

●	Non-IFRS net loss was $3,948,000, or $0.01 basic loss per ordinary share (First nine months of 2019: loss of $5,056,000, or $0.66 basic loss per ordinary share).

Financial Results for the Three Months Ended September 30, 2020:

●	Total revenues amounted to $1,426,000 (Q3 2019: $1,349,000). The increase is mainly attributed to a sale of a Zero Trust solution to a leading intelligence unit, partially offset by a decrease in the revenues of the SDE product.

●	Cost of revenues totaled $567,000 (Q3 2019: $604,000). The decrease is mainly due to lack of further amortization of the SDE intangible assets, partially offset by a small increase of salary costs.

●	R&D expenses totaled $655,000 (Q3 2019: $563,000). The increase is mainly attributed to an increase of NetNut’s development costs due to an extension of its proxy solutions activity, subcontractors’ costs related to the new Zero Trust solutions and share-based compensation, partially offset by the cease of development efforts related to the SDE product.

●	Sales and marketing expenses totaled $1,114,000 (Q3 2019: $1,050,000). The increase is primarily attributed to professional services related to the marketing and sales of the new Zero Trust solutions and share-based compensation, partially offset by decrease in salary costs of the cyber business direct sales force due to the reduced efforts to sell the SDE product.

●	G&A expenses totaled $1,413,000 (Q3 2019: $828,000). The increase is mainly in professional fees costs, salaries, and share-based compensation.

●	IFRS net loss totaled $1,292,000, or $0.00 basic loss per ordinary share (Q3 2019: net profit of $804,000, or $0.07 basic earnings per ordinary share).

●	Non-IFRS net loss totaled $1,713,000, or $0.00 basic loss per ordinary share (Q3 2019: loss of $1,531,000, or $0.13 basic loss per ordinary share).

All descriptions of Safe-T’s share capital in this press release, including share amounts and per share amounts, are presented after giving effect to the reverse split that the Company effected on October 21, 2019.

The following table presents the reconciled effect of the non-cash expenses/income and certain expenses further described below on the Company’s net loss (profit) for the nine and three month periods ended September 30, 2020 and 2019, and for the year ended December 31, 2019:

	For the Nine-Month Period Ended September 30,		For the Three-Month Period Ended September 30,		For the year Ended December 31,
(thousands of U.S. dollars)	2020	2019	2020	2019	2019

Net loss (profit) for the period	2,836	1,706	1,292	(804)	12,998
Issuance and acquisition costs	156	-	-	-	790
Amortization and impairment of intangible assets and goodwill	1,636	543	330	342	2,105
Share-based compensation	349	533	309	3	454
Finance liabilities at fair value	(3,253)	(4,426)	(985)	(2,680)	2,596
Total adjustment	(1,112)	(3,350)	(346)	(2,335)	5,945
Non-IFRS net loss	3,948	5,056	1,638	1,531	7,053

Balance Sheet Highlights:

●	As of September 30, 2020, shareholders’ equity totaled $20,841,000, or approximately $1.19 per outstanding ADS as of September 30, 2020, compared to shareholders’ equity of $2,777,000 on December 31, 2019. The increase is due mainly to equity raised through the issuance of ADSs and pre-funded warrants and warrant exercises as well as debenture conversions, partially offset by the Company’s operating loss during the first nine months of 2020.

●	As of September 30, 2020, the Company’s cash balance was $13,841,000.

COVID-19 Impacts

Beginning in March 2020, Israel, where our headquarters office is located, began enforcing social distancing and other rules to limit the spread of infection of COVID-19, which forced us to modify our business practices. We adopted early and strict prevention measures to protect the health of our employees (including employees’ travel, employees’ work locations and cancellation of physical participation in meetings, events and conferences). In September 2020, the Israeli government announced a second lockdown plan, the restrictions of which are being gradually eased since the end of October 2020. Thanks to the resilience of our operational capabilities, we have been able to continuously serve our clients during this crisis as we leveraged our IT expertise to implement remote connections with employees, customers and vendors, to deliver a functional and productive work-from-home strategy.

As there remains a great deal of uncertainty surrounding the trends and duration of the impact of the COVID-19 pandemic on the Company, we remain focused on maintaining our financial flexibility and continue to manage our cash flow and capital allocation decisions to navigate through this challenging environment. Based on the operating, financial and business strategies the Company has implemented, the Company strongly believes that it has sufficient resources that will enable us to successfully adapt as the situation evolves.

Use of Non-IFRS Financial Results

In addition to disclosing financial results calculated in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board, this press release contains non-IFRS financial measures of net loss for the periods presented that exclude the effect of share-based compensation expenses, amortization of intangible assets, non-cash issuance and acquisition expenses and the revaluation of finance liabilities at fair value. The Company’s management believes the non-IFRS financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both IFRS and non-IFRS information in evaluating and operating its business internally, and as such deemed it important to provide this information to investors. The non-IFRS financial measures disclosed by the Company should not be considered in isolation, or as a substitute for, or superior to, financial measures calculated in accordance with IFRS, and the financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the reconciliations of these non-IFRS measures to their most directly comparable IFRS financial measures provided in the financial statement tables herein.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero-Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

Safe-T’s SDP solution on AWS Marketplace is available here

For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses its outlook for the future, achieving its goals, including: accelerating market awareness, reaching the next stage with global partners network and expanding market opportunity with IP proxy products, and when it discusses examining potential M&A targets that could strengthen the Company’s capabilities and offerings, that Remote Access is here to stay, and the impact of COVID-19. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Safe-T is not responsible for the contents of third-party websites.

Contact Investor Relations

Michal Efraty

+972-(0)52-3044404
michal@efraty.com

Consolidated Statements of Financial Position

(In thousands of USD)

	September 30,		December 31,
	2020	2019	2019
	(Unaudited)		(Audited)
Assets
Current assets:
Cash and cash equivalents	13,841	973	4,341
Restricted deposits	-	110	29
Trade receivables	676	678	680
Other receivables	839	679	470
Total current assets	15,356	2,440	5,520

Non-current assets:
Long-term restricted deposits	83	-	82
Long-term deposit	50	-	44
Property, plant and equipment, net	169	296	266
Right of use assets	419	455	441
Goodwill	6,077	7,879	6,877
Intangible assets, net	3,845	5,193	4,607
Total non-current assets	10,643	13,823	12,317
Total assets	25,999	16,263	17,837

Liabilities and equity
Current liabilities:
Short-term loan	-	14	4
Trade payables	179	441	237
Other payables	1,162	1,509	1,553
Contract liabilities	325	548	562
Contingent consideration	1,000	2,234	2,170
Convertible debentures	-	-	7,151
Derivative financial instruments	994	-	1,637
Short-term lease liabilities	196	191	184
Liability in respect of the Israeli Innovation Authority	-	27	8
Total current liabilities	3,856	4,964	13,506

Non-current liabilities:
Contract liabilities	39	125	82
Long-term lease liabilities	276	340	324
Deferred tax liabilities	856	992	1,040
Derivative financial instruments	-	-	-
Convertible debentures	-	1,699	-
Liability in respect of the Israeli Innovation Authority	131	101	108
Total non-current liabilities	1,302	3,257	1,554
Total liabilities	5,158	8,221	15,060

Equity:
Ordinary shares	-	-	-
Share premium	70,574	47,424	52,394
Other equity reserves	15,790	12,013	13,070
Accumulated deficit	(65,523)	(51,395)	(62,687)
Total equity	20,841	8,042	2,777
Total liabilities and equity	25,999	16,263	17,837

Consolidated Statements of Profit or Loss

(In thousands of USD, except per share amounts)

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,		For the Year Ended December 31,
	2020	2019	2020	2019	2019
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

Revenues	3,591	2,170	1,426	1,349	3,284
Cost of revenues	1,688	1,020	567	604	1,889
Gross profit	1,903	1,150	859	745	1,395

Research and development expenses	1,448	1,936	655	563	2,485
Sales and marketing expenses	2,895	2,687	1,114	1,050	3,783
General and administrative expenses	2,908	2,457	1,413	828	3,757
Impairment of goodwill	800	-	-	-	1,002
Contingent consideration measurement	430	223	-	223	159
Operating expenses	(8,481)	(7,303)	(3,182)	(2,664)	(11,186)

Operating loss	(6,578)	(6,153)	(2,323)	(1,919)	(9,791)

Finance income (expenses), net	3,558	4,415	969	2,694	(3,184)
Tax benefit (taxes on income)	184	32	62	29	(23)
Net income (loss)	(2,836)	(1,706)	(1,292)	804	(12,998)

Basic loss (profit) per share*	(0.01)	(0.22)	(0.00)	0.07	(0.96)

Diluted loss per share*	(0.02)	(0.42)	(0.00)	(0.08)	(1.03)

*	Adjusted retrospectively to reflect a 20:1 reverse share split of our ordinary shares effective as October 21, 2019